December 3, 2008

Mr. Kerr Taylor
President and Chief Executive Officer
AmREIT Monthly Income & Growth Fund IV, L.P.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Re: AmREIT Monthly Income & Growth Fund IV, L.P.
        Amendment No. 3 to Form 10
        Filed on November 14, 2008
        File No. 0-53203

Dear Mr. Taylor:

        We have reviewed your response letter dated November 14, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to the Form 10 dated November 14, 2008

Financial Statements and Notes

Note 3 – Investments In Non-Consolidated Entities, page F-7

1.   As previously discussed, to the extent you are unable to provide the financial information for your Casa Linda venture, requests for a waiver on financial statements required by Rule 8-06 of Regulation S-X must be made through the Division of Corporation Finance's Office of Chief Accountant.

2.   We note your inclusion of the letter dated May 27, 2008 regarding the inclusion of unaudited financial statements for Shadow Creek in connection with the financial reporting requirements for REITPlus, an affiliate. Please confirm that the fact pattern is the same as REITPlus. In addition, include a representation in your response that you acknowledge that you should have written in separately for each registrant, but due to the affiliation of both companies and identical fact pattern, that you understand that we would not object to your treatment.

Pro Forma Condensed Consolidated Financial Statements For AmREIT Monthly Income and Growth Fund IV, L.P. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2007, page S-31

3.   We note your statement on page S-30 that these pro forma financial statements have been prepared with regard to the acquisition of Shadow Creek Ranch. Please advise why the Shadow Creek Ranch historical results for the year ended December 31, 2007 and six months ended June 30, 2008 are not included within the pro forma Statements of Operations for either period.

4.   In Note (2), you state that figures represent historical operations of the acquired properties. However, certain amounts differ from the Historical Summaries of Gross Income and Direct Operating Expenses included as part of your registration statement. Please advise or provide additional descriptions for these items and any other items that do not directly originate from the historical financial statements.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or the undersigned at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Jason W. Goode, Esq.
        Alston & Bird LLP
        Via facsimile (404) 881-7777